ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

APIMEC Cycle December/16/2014 – ITAÚ UNIBANCO HOLDING S.A.

Please find, below, the link to presentations about Itaú Unibanco Holding S.A. (NYSE: ITUB) as made to shareholders, investors and stakeholders in the equity markets in São Paulo, Brazil on December 16, 2014.

www.itau.com.br/investor-relations, click Agenda, then December/2014 and 12/16
– APIMEC SP (Public Meeting) – Buffet Rosa Rosarum – 02:00 p.m.

Regards,

ITAÚ UNIBANCO HOLDING S.A.

São Paulo (SP), December 16, 2014.